Exhibit 1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

MI DEVELOPMENTS ANNOUNCES

RESIGNATION OF DIRECTOR

September 29, 2008, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that Mr. John Barnett has resigned from its Board of Directors, effective immediately.

Mr. Barnett stated, “I have enjoyed my association with MI Developments, but must now turn my attention to ensuring the orderly integration of Rothmans Canada with Philip Morris given the recently-announced merger of those two companies.  I wish my Board colleagues all the best.”

Mr. Dennis Mills, MID’s Vice Chairman and Interim Chief Executive Officer, stated, “John has worked extremely hard over the past two years as a director of MI Developments at a time when he was also serving as the Chief Executive Officer of Rothmans.  On behalf of the Board, I want to thank John for his efforts and wish him continued success.”

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in Magna Entertainment Corp., North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact Dennis Mills, MID’s Vice Chairman and Interim Chief Executive Officer, at 905-726-7619.